— Special Edition —

Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Yadkin Financial Corporation

(Commission File No. 000-52099)

A Special Merger Message

From Vincent J. Delie, Jr., President & CEO

As announced earlier today (view full press release beginning below), FNB’s acquisition of Yadkin Financial Corporation, the holding company and parent of North Carolina-based Yadkin Bank, creates a unique regional banking franchise with nearly $30 billion in pro-forma assets and over 400 locations. We are very excited about welcoming new Yadkin team members, customers and communities in the Southeast to the FNB family.

FNB has completed 20 successful bank and branch acquisitions since 2000, including nine since 2010. Our proven history of merger successes would not be possible without the expertise and commitment demonstrated by both our support teams and front-line employees. I am proud of our past accomplishments and confident that we will continue to excel as an established merger integrator.

Being a successful merger integrator means employing a consistent merger strategy with a disciplined decision-making process. FNB strives to ensure that transactions are strategically sound, will result in growth for our Company, are positioned in strategically important markets and will enable successful implementation of our sustainable business model.

There are many compelling strategic and financial reasons for our merger with Yadkin Financial Corporation:

•	Creates a premier middle market regional bank in the Mid-Atlantic and Southeast by extending FNB’s footprint into attractive high-growth metro markets.

•	Enables increased scale, business opportunities and future growth.

•	Drives positive operating leverage through organic growth of middle market commercial and industrial business, consumer banking and fee income as well as focused expense reductions.

•	Builds significant long-term shareholder value in a challenging interest rate and regulatory environment.

As we embark on our merger, I am confident that the experience and dedication that defines our FNB team will ensure a seamless transition for both customers and employees of Yadkin Financial Corporation.

Look in future issues of the First Insider for additional merger updates.

[PRESS RELEASE PREVIOUSLY FILED AND INTENTIONALLY OMITTED]

First Insider – Special Edition, July 21, 2016	Page 2

FNB and Yadkin Financial Corporation: A Great Partnership

Well-Positioned to Deliver Superior Long-Term Shareholder Value

A subsidiary of Yadkin Financial Corporation, Yadkin Bank is the largest community bank in North Carolina. Headquartered in Raleigh, NC, Yadkin was founded in 1968 as Yadkin Valley Bank. Over the years, the company grew organically and through numerous acquisitions of community banks with rich histories dating back as far as 1919. Yadkin’s 100 branch network extends across North Carolina and upstate South Carolina.

With its most recent acquisition of NewBridge Bank in 2015, Yadkin’s footprint encompasses the top metropolitan statistical areas (MSAs) in North Carolina, solidifying its position as the premier community bank in the state. Our combination with Yadkin will extend FNB’s distribution network into the attractive, faster growing Southeastern markets with access to 189,000 new commercial prospects and a population of more than 10 million. The pro-forma company will hold a top 10 market share in five major metro markets — Pittsburgh MSA, Baltimore MSA, Raleigh MSA, Charlotte MSA and the Piedmont Triad (Greensboro-High Point MSA and Winston-Salem MSA).

Characterized by strong organic loan and deposit growth, Yadkin’s culture and similar relationship banking approach are highly compatible with FNB. The combined company will have a broader suite of products and services to offer new and existing commercial, wealth management and retail customers. Both FNB and Yadkin teams have a history of significant acquisition experience and are well-positioned to complete a successful cultural integration.

Where to Find Additional Information

F.N.B. Corporation and Yadkin Financial Corporation will file a joint proxy statement/prospectus and other relevant documents with the SEC in connection with the merger.

THE RESPECTIVE SHAREHOLDERS OF F.N.B.

CORPORATION AND YADKIN FINANCIAL CORPORATION ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statements/prospectuses and other relevant materials (when they become available), and any other documents F.N.B. Corporation and Yadkin Financial Corporation have filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents F.N.B. Corporation has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212, telephone: 724-983-3317; and may obtain free copies of the documents Yadkin Financial Corporation has filed with the SEC by contacting Terry Earley, CFO, Yadkin Financial Corporation, 3600 Glenwood Avenue, Raleigh, NC 27612, telephone: 919-659-9015.

F.N.B. Corporation and Yadkin Financial Corporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of F.N.B. Corporation and Yadkin Financial Corporation in connection with the proposed merger. Information concerning such participants’ ownership of F.N.B. Corporation and Yadkin Financial Corporation common shares will be set forth in the joint proxy statements/prospectuses relating to the merger when they become available. This communication does not constitute an offer of any securities for sale.

First Insider – Special Edition, July 21, 2016	Page 3

A Look at the Expanding FNB Footprint

FNB currently has total assets of more than $21 billion and more than 300 banking offices throughout Pennsylvania, Maryland, Ohio and West Virginia. Our merger with Yadkin Financial Corporation, expected to close in the first quarter of 2017, will expand FNB’s presence across the Mid-Atlantic and the Southeast resulting in approximately $30 billion in assets, including nearly $21 billion in total deposits, $20 billion in total loans and more than 400 full-service banking offices.